

May 21, 2013

Via E-mail
Steven A. Subick
Chief Executive Officer
Merculite Distributing, Inc.
41738 W. Hillman Drive
Maricopa, AZ 85239

> **Re: Merculite Distributing, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed May 6, 2013**
> **File No. 333-180606**

Dear Mr. Subick:

We have reviewed the above-captioned filing and have the following comments.

Index to Financial Statements, page 36

1. Please update your financial statements as required by Rule 8-08 of Regulation S-X.

Exhibit 23.1

2. The audit opinion on page F-1 is dated April 29, 2013 but your auditor's consent implies the report date is April 29, 2012. Your consent also refers to amendment #1, rather than amendment #2. Please amend your filing to correct your auditor's consent.

You may contact Tracey McKoy at (202) 551-3772 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc:     Donald J. Stoecklein, Esq. (Via E-mail)
        Stoecklein Law Group, LLP